EXHIBIT 99.18

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
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Notice is hereby given that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Mercator Minerals Ltd. (the “Company”) will be held in the Pacific Room at the Metropolitan Hotel Vancouver, 645 Howe Street, in Vancouver, British Columbia on Wednesday, August 31, 2011 at the hour of 10:00 a.m. (local time in Vancouver, British Columbia) for the following purposes:

1.	To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2010;

2.	To determine the number of directors at eight (8);

3.	To elect directors for the ensuing year;

4.	To appoint KPMG LLP, Chartered Accountants as the Company’s auditor for the ensuing fiscal year and to authorize the directors to set the auditor’s remuneration;

5.	To approve the Company’s Incentive Stock Option Plan; and

6.	To approve the Company’s Shareholder Rights Plan

The accompanying Circular provides additional information relating to the matters to be addressed at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 27th day of July, 2011.

BY ORDER OF THE BOARD “Marc S. LeBlanc” Marc S. LeBlanc, VP Corporate Development & Corporate Secretary